ANNUAL REPORT

2007

HAYNES
International

VALUE-ADDED SERVICES. WORLDWIDE PRESENCE WITH COMPANY OWNED AND OPERATED SERVICE AND SALES CENTERS. TECHNICAL LEADERSHIP WITH SIX NEW ALLOYS DEVELOPED SINCE FISCAL 2000.

Financial Highlights


Revenue
($mm)
434.4
559.8
2006
2007
Net Income
($mm)
35.5
66.1
2006
2007
Operating Income
($mm)
65.9
108.5
2006
2007

Fellow Shareholders:



Francis J. Petro
President and
Chief Executive Officer

In fiscal 2007, we attained several significant milestones. Worldwide revenues from the aerospace, chemical processing and land-based gas turbine markets reached record levels. We signed a $50 million agreement with a major customer to reserve production capacity for flat product conversion over the next 20 years. We negotiated a three-year contract with the United Steelworkers favorable to both parties. In March, our common stock was listed on The NASDAQ Global Market. We experienced a record year in terms of earnings per share and shipped pounds, plus we received four achievement awards from the National Safety Council, including one for occupational excellence. We take great pride in our dedication to safety. This same focus on detail extends throughout our entire organization and is the foundation for how we operate at all levels.

We continue to follow a disciplined growth strategy linked to robust end-markets. Existing backlog confirms underlying demand, reflects growth in our primary markets, and is an appropriate measure of strength of sales to original equipment manufacturers. Starting in fiscal 2004, we have made significant capital investments to increase capacity, improve operating effectiveness, and enhance working capital management. By the close of fiscal 2008, we intend to complete expansions that will increase our sheet capacity from 9.0 million to 14.0 million pounds, bringing total capacity for high-performance alloys to 23.5 million pounds, and we expect to achieve annual shipments at that level no later than fiscal 2010. We continue to enhance marketing efforts to convert new capacity into increased revenue. We have significant financial flexibility and are positioned for growth.

HIGH-PERFORMANCE NICKEL- AND COBALT-BASED HIGH-TEMPERATURE AND CORROSION-RESISTANT ALLOYS. WE SERVE DIVERSE GEOGRAPHIC AND END-USE MARKETS. BECAUSE THERE ARE ONLY A FEW SUPPLIERS IN THIS MARKET, WE HELP DEFINE THE GLOBAL STANDARDS.



FY 2007

Net Sales by Region


Asia & Other 19%
Europe 20%
North America 61%

Net Sales by End Market


Land-based Gas Turbines 18%
Other 18%
Chemical Processing 26%
Aerospace 38%

Applications

- Jet engines
- Gas turbine engines for power generation and waste incineration
- Chemical processing
- Industrial heating equipment
- Power plant emissions control
- Hazardous waste treatment

Product Forms

- Sheet/coil
- Plate
- Forgings
- Bar
- Wire
- Tubular products
- Fittings and flanges

Strong demand and diversity.

Aerospace revenues in fiscal 2007 have more than doubled since fiscal 2003, reflecting increased commercial build rates. Commercial engines in service are projected to double to 90,000 by the year 2020[1] China is projected to take delivery of more than 2,800 aircraft during the same period[2] Defense spending is projected to remain strong over the next several years[3]



Land-based gas turbine revenues in fiscal 2007 have more than tripled since fiscal 2003. Emerging geographic markets such as China, Eastern Europe and Russia drive demand. The market has recovered from over-building, and new units are projected to increase due to tighter clean air regulations limiting coal-fired units[4] The need for backup sources of power generation is driving production of microturbines for facilities such as hospitals, apartments, schools, shopping malls and office buildings.

Chemical processing revenues in fiscal 2007 have more than tripled since fiscal 2003. China is our fastest growing geographic market, representing 42% of the world's planned and under-construction chemical plants[5]. The chemical processing markets in the rest of Asia and India also show potential, particularly in pharmaceutical applications. New builds in these areas, combined with plant upgrades occurring in North America and Europe, point to an expanding chemical processing market.

It is also significant to note that in fiscal 2007 no single customer accounted for more than 10% of our total revenue, while sales to our top 20 customers comprised only 33% of total revenue.

We are focused on the growth potential of the maintenance, repair and overhaul (MRO) market. We expect MRO growth in all of our significant end-use markets. The high heat cycles of jet and land-based gas turbine engines and the corrosive environment of chemical processing plants drive the need for frequent equipment refurbishment. With anticipated deliveries of 8,072[6] aerospace engines and 3,170[7] land-based gas turbines by 2010, and with chemical plant production on the rise, we see MRO as a strong recurring revenue source, plus an excellent fit with our service center strategy.

We are also focused on developing our presence in other markets experiencing notable growth, including the flue gas desulphurization, automotive, industrial heat-treating and fuel cell industries.

How do we plan to meet strong end-market demand? By investing in product development, expanding routes to market, enhancing value-added services and continuing to improve our facilities. In short, continuing to do what we have always done–providing excellent products and service to our customers.

1. Source: Airline Monitor, July 2006
2. Source: Current Market Outlook, 2006 Boeing
3. Source: Forecast International, April 2005
4. Source: Forecast International, May 2006
5. Source: Business Week Online, May 2, 2006
6. Source: Airline Monitor, July 2007
7. Source: Forecast International, May 2007

WE COMPETE IN ONE OF THE MOST TECHNICALLY EXACTING ARENAS. WE BELIEVE WE ARE IN THE UNIQUE POSITION TO LEAD THE INDUSTRY.

FY 2007

Net Sales by Route to Market



Distribution & Sales Agents 15%
Mill Direct & Service Center Sales 85%

Production Facilities

North America
Kokomo, Indiana
Arcadia, Louisiana
Mountain Home, North Carolina

Service and Sales Centers

North America
Lebanon, Indiana
Houston, Texas
La Mirada, California
Windsor, Connecticut
Europe
Openshaw, England
Cedex, France
Zurich, Switzerland
Rescalda, Italy
Asia
Shanghai, China
Chennai, India
Singapore

What we do best.

Starting with the first cobalt chromium-tungsten metal cutting tools Elwood Haynes pioneered for Haynes Stellite Works in 1912, Haynes International has always been a highly specialized, high-performance alloy producer. After our development of high-temperature alloys for WWII airplanes, we became a leader and integral supplier to the commercial aerospace market.



Alloy development is at the very heart of what we do. Ongoing development of patent-protected alloys positions Haynes as the industry leader in R&D-driven products. High-performance alloys are extremely difficult to produce. For example, relatively minor temperature variances during the heating process can cause an alloy to shatter. Our technical expertise has led to a close relationship with our customers. For example: HAYNES® 282® alloy was developed to respond to customer requests for an alloy that could withstand higher temperatures, last longer, plus be easier to fabricate and weld. We believe it will play a significant role in the future, not only in new engine production, but also in engine rebuilds.

Our high-performance products require a longer and more complex multi-stage manufacturing process than commodity grade alloys or carbon steels. Often, up to 40 distinct stages of production, including stringent testing and quality control, are required. Our four-high Steckel mill is designed specifically to roll high-performance alloys. Few manufacturers have the expertise and facilities to compete in this arena.

Haynes manufactures complex alloys for specific end-uses, which many of our competitors aren't able or willing to produce.



We are also the only manufacturer of high-performance alloys that owns and operates worldwide service centers. Our service centers allow customers to outsource non-core activities through value-added services, such as laser cutting, near-net shaped parts and kitting, resulting in cost- and labor-savings, improved delivery and closer relationships with our customers. These service centers, located in North America, Europe and Asia, will continue to grow with additional facilities as demand requires.

WE ARE MAKING STRATEGIC INVESTMENTS IN OUR EQUIPMENT, FACILITIES AND PERSONNEL. WE HAVE NEW ALLOYS UNDER DEVELOPMENT AND PROVIDE VALUE-ADDED TECHNICAL SUPPORT AND SPECIALIZED SERVICES TO CUSTOMERS WORLDWIDE.



The bigger picture.

While we are focused on high-performance alloy development, we realize these alloys are merely one element of our success.

Each and every employee is essential and plays an important role in the Haynes, local and global communities. In fact, we ask all our executives to volunteer for a charitable organization in local communities. We are also committed to the health and safety of our employees and the environment. This year we achieved certifications in ISO 14001 and OSHAS 18001. These environmental and safety standards reflect our commitment to go the extra step.

At Haynes, we embrace our heritage. You must understand your past before you can really determine your future direction. When you stop and think about it, everything Haynes International has ever accomplished—new patented alloys, global presence, a role in missions to Mars, our NASDAQ listing—was made possible because of one man: Elwood Haynes, who, a century ago, invented the first gasoline-powered automobile and took it for a drive down Pumpkinvine Pike.

We respect our past, and we are committed to our future.

Sincerely,



Francis J. Petro
President and Chief Executive Officer

Certifications

- ISO 9001
- AS 9100B
- ISO 14001
- OHSAS 18001
- SAE AS7101
- SABRe 9000

Executive Offices

Haynes International, Inc.
1020 West Park Avenue
P.O. Box 9013
Kokomo, Indiana 46904-9013
Phone: (765) 456-6000

Directors

John C. Corey, Chairman
Francis J. Petro, President, CEO
Paul J. Bohan
Donald C. Campion
Robert H. Getz
Timothy J. McCarthy
William Wall
Ronald W. Zabel

Officers

Francis J. Petro, President, CEO
Marcel Martin, V.P. Finance, CFO
Daniel W. Maudlin, Controller, CAO
August A. Cijan, V.P. Operations
Michael Douglas, V.P. Tubular Products
Anastacia S. Kilian, V.P. General Counsel & Corporate Secretary
James A. Laird, V.P. Marketing, Research & Development
Marlin C. Losch, V.P. North American Sales
Jean C. Neel, V.P. Corporate Affairs
Scott R. Pinkham, V.P. Manufacturing Planning
Gregory M. Spalding, V.P. Haynes Wire, Chief Operating Officer
Jeffrey L. Young, V.P. Chief Information Officer

Stock Listings & Quotations

Haynes International, Inc.'s common stock is listed on The NASDAQ Global Market under the symbol "HAYN".

Investor Inquiries

Haynes International, Inc.
Investor Relations Department
(765) 456-6110
http://www.haynesintl.com/IR/InvRel.htm

Transfer Agent

Wells Fargo Shareowner Services
161 N. Concord Exchange St.
South St. Paul, MN 55075
Phone: (651) 306-4341
www.wellsfargo.com/shareownerservices

Notice of Annual Meeting

The annual meeting of shareholders will be held at the Holiday Inn Select Airport, located near Indianapolis International Airport, at 2501 South High School Road, Indianapolis, Indiana 46241 on Monday, February 25, 2008. Proxy cards should be signed, dated and returned promptly to ensure all shares are represented at the annual meeting and voted in accordance with the instruction of their owners. Stockholders are encouraged to attend the annual meeting.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K ("Annual Report"), as filed with the Securities and Exchange Commission ("SEC") for the fiscal year ended September 30, 2007 can be obtained, without charge, through the Company's website address above or at www.sec.gov, the website for the Securities and Exchange Commission, or by writing to the Investor Relations Dept. at the Executive Offices.

Forward-looking Information

HAYNES
International

Global Headquarters: 1020 W. Park Avenue • P.O. Box 9013 • Kokomo, Indiana USA 46904-9013
800-354-0806 • haynesintl.com